Furniture Brands International
1 N. Brentwood Blvd., 15th floor
St. Louis, Missouri 63105
314.862.7107 Tel
314.863.5306 Fax
October 30, 2009
VIA FACSIMILE AND EDGAR
Mr. John Cash
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Furniture Brands International, Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed March 2, 2009 File #1-91
Dear Mr. Cash:
This letter sets forth the responses of Furniture Brands International, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated October 20, 2009, with respect to the above referenced Form 10-K. We have duplicated below the comments set forth in the comment letter in italics and have provided the Company’s responses following the Staff’s comments.
Form 10-K for the fiscal year ended December 31, 2008
Critical Accounting Policies, page 27
General
1.	We note your response to our prior comment one. Please revise your disclosure in future filings to clarify that changes in your market capitalization is one of the factors that you monitor in your quarterly assessment of impairments.
In future filings, the Company will clarify that changes in the Company’s market capitalization is one of the factors that the Company monitors in its quarterly assessment of impairments.
Intangible Assets, page 27
2.	We note your response to our prior comment three. To the extent that your trade names have estimated fair values that are not substantially in excess of their carrying value, please provide the following disclosures:
•	The percentage by which fair value exceeds carrying value.

•	A discussion of any uncertainties associated with the key assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
If you have determined that estimated fair values of your trade names substantially exceed carrying values, please disclose that determination.

In future filings, the Company will provide the additional disclosure set forth above if the Company’s trade names have estimated fair values that are not substantially in excess of their carrying value. In addition, if the Company determines that the estimated fair values of the Company’s trade names substantially exceed the carrying value, the Company will disclose this determination in its future filings.
Please contact Richard R. Isaak, our Controller and Principal Accounting Officer, at 314-863-1100 with any questions concerning this letter or if you require any additional information.

Sincerely,

/s/ Steven G. Rolls

Steven G. Rolls
Chief Financial Officer

cc:	Ralph Scozzafava, Chief Executive Officer KPMG LLP